UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

BioRestorative Therapies, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

090655408
(CUSIP Number)

Mark Weinreb
40 Marcus Drive
Melville, New York 11747
(631) 760-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2015
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 090655408
1.	Name of Reporting Person Mark Weinreb
2.	Check the appropriate box if a member of a group* (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 375,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,500
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Reporting Person 375,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person IN

ITEM 1.               SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D, dated February 15, 2013,  relating to shares of Common Stock, par value $.001 per share (the “Common Stock”), of BioRestorative Therapies, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 40 Marcus Drive, Melville, New York 11747.

ITEM 2.               IDENTITY AND BACKGROUND.

(a)          Name of Reporting Person:

Mark Weinreb

(b)          Residence or business address:

40 Marcus Drive
Melville, New York 11747

(c)          The Reporting Person is employed as the Chief Executive Officer, President and Chairman of the Board of the Company.

(d)          The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.                 PURPOSE OF TRANSACTION.

On September 4, 2015, the Company granted to the Reporting Person a ten year option for the purchase of 208,000 shares of Common Stock of the Company at an exercise price of $7.00 per share.  The option is exercisable to the extent of (a) 104,000 shares effective as of the date on which the stockholders of the Company approved amendments to the Company’s 2010 Equity Participation Plan (the “Plan”) to increase the number of shares of Common Stock authorized to be issued pursuant to the Plan to 2,250,000 (“Stockholder Approval”), (b) 34,667 shares effective as of September 4, 2016, (c) 34,667 shares effective as of September 4, 2017 and (d) 34,666 shares effective as of September 4, 2018.  On December 22, 2015, Stockholder Approval was obtained.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)   As of the date hereof, the Reporting Person is the beneficial owner of 375,500 shares of Common Stock of the Company (or approximately 10.9% of the outstanding Common Stock of the Company).  Of such number, 290,500 shares of Common Stock are issuable upon the exercise of options that are exercisable currently or within 60 days.

(b)   The Reporting Person has sole voting and dispositive power over the 375,500 shares beneficially owned.

(c)   During the past 60 days, except as reported in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.              CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

(1)	Stock Option Agreement, dated as of December 15, 2010, between Mark Weinreb and Stem Cell Assurance, Inc. (now known as BioRestorative Therapies, Inc.)1

(2)	Stock Option Agreement, dated as of February 10, 2012, between Mark Weinreb and BioRestorative Therapies, Inc. 2

(3)	Stock Option Agreement, dated as of December 7, 2012, between Mark Weinreb and BioRestorative Therapies, Inc.3

(4)	Stock Option Agreement, dated as of October 4, 2013, between Mark Weinreb and BioRestorative Therapies, Inc.4

(5)	Stock Option Agreement, dated as of February 18, 2014, between Mark Weinreb and BioRestorative Therapies, Inc.5

(6)	Stock Option Agreement, dated as of October 23, 2014, between Mark Weinreb and BioRestorative Therapies, Inc.6

(7)	Stock Option Agreement, dated as of September 4, 2015, between Mark Weinreb and BioRestorative Therapies, Inc. 7

_________________________________
1 Incorporated by reference to Exhibit 10.17 of Form 10 Registration Statement filed by the Company on May 12, 2011.
2 Incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
3 Incorporated by reference to Exhibit 10.58 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
4 Incorporated by reference to Exhibit 10.59 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.
5 Incorporated by reference to Exhibit 10.64 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.
6 Incorporated by reference to Exhibit 10.65 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.
7 Incorporated by reference to Exhibit 10.77 of Amendment No. 1 to Form S-1 Registration Statement filed by the Company on September 25, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: December 22, 2015	By:	/s/ Mark Weinreb
Mark Weinreb